Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Amkor Technology Inc (AMKR)
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Amkor Technology Inc (AMKR)
Vote Yes: Item #4 – Shareholder Proposal

Requesting Annual Diversity and Inclusion Efforts Report

Annual Meeting: May 14, 2024

CONTACT: Meredith Benton | mbenton@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that Amkor Technology ("Amkor") report to shareholders on the effectiveness of the Company's diversity, equity, and inclusion efforts. The report should be done at reasonable expense, exclude proprietary information, and provide transparency on outcomes, using quantitative metrics for hiring, retention, and promotion of employees, including data by gender, race, and ethnicity.

Supporting Statement: Quantitative data is sought so that investors can assess and compare the effectiveness of companies' diversity, equity, and inclusion programs.

SUMMARY

Studies show significant barriers continue to exist for diverse employees seeking to advance within their careers. However, there exists a robust link between workforce and management diversity and corporate performance. Ineffective workplace diversity and inclusion policies can entrench homogeneity, generating competitive and legal risks. As a result, investors need quantitative, comparable data in order to understand the effectiveness of companies’ diversity and inclusion policies.

Unfortunately, Amkor is lagging behind its peers with respect to such disclosures, resulting in the absence of comparable, consistent, and decision-useful data from which investors can draw meaningful conclusions. Additional disclosure is necessary.

2024 Proxy Memo Amkor Technology Inc | Proposal Requesting Annual Diversity and Inclusion Efforts Report

While Amkor does release some workforce diversity data, the information it releases is “snapshot” data, akin to a balance sheet, which details workforce diversity at a single point in time. This provides little longitudinal information about the effectiveness of the Company’s diversity and inclusion policies. Just as a balance sheet would, by itself, be insufficient to identify the strength of a company’s financials, so too is workforce diversity data, by itself, insufficient in assessing the effectiveness of a company’s human capital management initiatives. Instead, as the Proposal requests, investors need quantitative metrics for hiring, retention, and promotion of employees that can demonstrate the route that Amkor has taken to achieve its current workforce diversity.

More nuanced data allows for a more accurate understanding of companies’ ability to benefit from human capital diversity. For example, one company may have a diverse workforce supported by and committed to the organization, with little turnover, but operating within a region or industry with limited diverse individuals to draw from. It would, therefore, be expected to have a low hiring rate, but reassuring promotion and retention rate data. Another company may have workforce diversity data which appears “better” than the first company, but if it has high hiring and high attrition rates, investors would have reason to be concerned that ineffective DEI initiatives are leading to significant unnecessary costs being borne to recruit and train diverse employees and that litigation risk may exist.

Quantitative data demonstrating the effectiveness of Amkor’s diversity and inclusion programs will provide investors with critical information about the Company’s workforce management. Such data would demonstrate if a sufficient pipeline of talent is being hired, if that talent is being effectively stewarded through the Company, and if diverse employees remain at the organization. It may also tell other stories: of weak recruiting, stagnation, or a brain drain. This information will help shareholders judge the Company’s value and risk compared to its peers.

RATIONALE FOR A YES VOTE

1.	Research shows a link between management diversity and corporate financial performance particularly within the IT sector.
2.	Corporate policies that allow harassment and discrimination undermine business success.
3.	Amkor’s DEI reporting significantly lags peers.
4.	There are indications of concerning practices at Amkor.

DISCUSSION

1.	Research shows a link between management diversity and corporate financial performance, particularly within the IT sector.

Companies who are intentional about their diversity, equity, and inclusion programs and practices are more likely to outperform their peers financially.

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2024 Proxy Memo Amkor Technology Inc | Proposal Requesting Annual Diversity and Inclusion Efforts Report

An As You Sow and Whistle Stop Capital report, “Capturing the Diversity Benefit” released in November 2023, reviewed 1,641 companies' demographic workforce data (EEO-1 reports) by sex, race, and ethnicity from 2016-2021. The researchers found statistically significant positive correlations between increased management diversity and corporate financial performance across eight difference financial indicators: enterprise value growth rate, free cash flow per share, income after tax, long-term growth mean, 10-year share price change, mean return on equity (ROE), return on invested capital (ROIC), and 10-year total revenue compound annual growth rate (CAGR).1

In addition, research consistently indicates that companies with diverse teams have better management, stronger long-term growth prospects, and see improved share value. These studies include:

●	McKinsey’s research[2] indicates that companies with both gender and racial diversity in executive teams have an increased likelihood of above-average profitability. As it writes, “Companies in the top quartile for board-gender diversity are 27 percent more likely to outperform financially than those in the bottom quartile. Similarly, companies in the top quartile for ethnically diverse boards are 13 percent more likely to outperform than those in the bottom quartile.”

●	World Economic Forum research shows that companies with above-average diversity scores drive 45 percent average revenue from innovation, while companies with below-average diversity scores drive only 26 percent of average revenue from innovation.[3]

●	A survey of almost 13,000 enterprises in 70 countries produced by the International Labor Organization finding that “businesses with genuine gender diversity, particularly at senior level, perform better, including seeing significant profit increases… More than 57 percent of respondents agreed that gender diversity initiatives improved business outcomes.”[4]

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1 https://www.asyousow.org/report-page/2023-capturing-the-diversity-benefit

2 https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-matters-even-more-the-case-for-holistic-impact

3 ttps://online.uncp.edu/degrees/business/mba/general/diversity-and-inclusion-good-for-business

4 https://www.ilo.org/global/about-the-ilo/newsroom/news/WCMS_701767/lang--en/index.htm

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2024 Proxy Memo Amkor Technology Inc | Proposal Requesting Annual Diversity and Inclusion Efforts Report

American Banker,5 PwC,6 Bloomberg,7 and others have also emphasized the importance of diversity, equity, and inclusion to a company’s financial performance, while other observers have noted the strong interest employees have in working for diverse companies and within diverse teams.8

Within the technology sector, As You Sow and Whistle Stop Capital’s “Capturing the Diversity Benefit” report9 found a significant positive correlation between increased manager diversity, free cash flow, income after tax, income after tax over 5 years, net profit margin, return on equity, and return on invested capital.10

2.	Corporate policies that allow harassment and discrimination undermine business success.

Researchers have identified the benefits of diverse and inclusive teams: access to top talent, better understanding of consumer preferences, a stronger mix of leadership skills, informed strategy discussions, and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.11

By contrast, if the lack of diversity at a company is a result of prevalent harassment and discrimination — a question that can be at least partially answered by quantitative data on hiring, retention, and promotion rates — negative consequences abound. These include reduced employee morale and productivity, increased absenteeism, challenges in attracting talent, and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, hindering their ability to contribute.12

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5 https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns

6 https://www.pwc.com/us/en/governance-insights-center/annual-corporate-directors-survey/assets/pwc-2017-annual-corporate--directors--survey.pdf

7 https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost

8 https://www.purdueglobal.edu/blog/business/diversity-equity-inclusion-trends; https://www.forbes.com/sites/forbeshumanresourcescouncil/2023/03/07/4-ctiical-dei-trends-to-watch-in-2023/?sh=1a60082a2f06

9 https://www.asyousow.org/report-page/2023-capturing-the-diversity-benefit

10 https://www.asyousow.org/report-page/2023-capturing-the-diversity-benefit

11 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

12 https://www.apa.org/news/press/releases/stress/2015/impact

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2024 Proxy Memo Amkor Technology Inc | Proposal Requesting Annual Diversity and Inclusion Efforts Report

The implications of a non-inclusive workplace go beyond directly impacted employees. In a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice, and 72 percent said that they would consider leaving an employer for a more inclusive work environment.13

Finally, companies have a continuing legal obligation to ensure a workplace free from harassment and discrimination on the basis of characteristics such as race, ethnicity, sex, and gender.14 Ineffective diversity and inclusion policies may be indicative of broader issues within a company that contribute to potential legal liability and reputational damage.

Successful diversity and inclusion programs do not hire or promote employees because of their race, gender, or other diverse characteristic. Rather, well-implemented DEI initiatives ensure that an employee’s race, gender, or other diverse characteristic does not prevent them from reaching the same career milestones, and ability to contribute to the company, as their non-diverse colleagues.

3.	Amkor’s DEI reporting significantly lags peers.

Amkor lags its peers in the disclosure and transparency it provides to investors about effectiveness of its diversity and inclusion programs. Companies that release, or have committed to release, more inclusion data than Amkor Technology include Salesforce, Microsoft, Texas Instruments,eBay, Electronic Arts, and Raytheon Technologies.

Below are examples of inclusion factor data that Amkor’s peers are disclosing, or have committed to disclose, as of March 10th, 2024:15

●	Hiring: 231 companies disclose hiring rate data related to gender. 107 companies disclose hiring rate data related to race.

●	Promotion: 87 companies disclose promotion rate data related to gender. 46 companies disclose promotion rate data related to race.

●	Retention: 127 companies disclose retention rate data related to gender. 57 companies disclose retention rate data related to race.

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13 https://www.prnewswire.com/news-releases/seventy-two-percent-of-working-americans-surveyed-would-or-may-consider-leaving-an-organization-for-one-they-think-is-more-inclusive-deloitte-poll-finds-300469961.html

14 https://www.justice.gov/crt/laws-we-enforce

15 https://www.asyousow.org/our-work/social-justice/workplace-equity/data-visualization

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2024 Proxy Memo Amkor Technology Inc | Proposal Requesting Annual Diversity and Inclusion Efforts Report

Just as a company is expected to provide revenue data, rather than simply explaining a marketing strategy, investors need companies to provide DEI data, rather than just disclosing qualitative descriptions of DEI programs and policies.

Amkor’s Board, in its statement of opposition, states “We do not believe the standalone report requested by this proposal would provide meaningful additional information to stockholders to merit the resources required to provide the report. Moreover, the metrics that the proposal requests be included in the report are not sufficiently tailored to account for Amkor’s unique characteristics, its geographically diverse manufacturing footprint, and the needs of its employees.”

The release of these metrics has been a continuing area of focus from investors for a number of years. In 2021, an investor statement, facilitated by As You Sow, representing more than $1.4 trillion in assets under management, “ask[ed] that companies increase investors’ accessibility to information related to their workplace equity policies, practices, and program outcomes….Recruitment, retention and promotion rates of diverse employees are essential data sets for investors to review in order to assess the effectiveness of companies’ diversity equity and inclusion programs.”

Releasing such information signals a company’s commitment to racial and gender equity. The EEO-1 form is now seen as a best practice data set, “and the numbers and metrics within it have taken on meaning and impact.”16

4.	There are indications of concerning practices at Amkor.

In its statement in opposition, Amkor recognizes “that the wide array of races, ethnicities, abilities, ages, religions, sexual orientations, genders and political views in our communities serves as a catalyst for innovation and creativity that contributes to meeting the needs of [its] customers and employees and the creation of long-term value for stockholders.”

It is concerning when a company states that it wants “to advance [its] ESG mission…[and] foster a productive and positive working environment and promote ethical Human Rights standards,”17 but will not commit to future disclosure of its DEI data. This may indicate that the Company either does not track its hiring, retention, or promotion rates or that it believes that sharing the data might negatively impact its investors’ perceptions of its stock.

To be credible with investors and other external stakeholders, Amkor needs to show that its statements  are not merely puffery, by allowing external parties to review the data demonstrating the effectiveness of its workplace programs to ensure fair and equitable treatment of the organization’s diverse employees and their experiences.

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16 https://justcapital.com/news/how-momentum-around-eeo-1-report-disclosure-took-off-and-why-companies-should-disclose-the-form-to-help-advance-racial-equity/

17 https://amkor.com/esg/esg-report/

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2024 Proxy Memo Amkor Technology Inc | Proposal Requesting Annual Diversity and Inclusion Efforts Report

CONCLUSION

A “Yes” vote is warranted. The Company has released insufficient information to assure investors that it is providing effective oversight of diversity, equity, and inclusion programs at Amkor.

Vote “Yes” on this Shareholder Proposal #4 Shareholder Proposal requesting an annual report on the effectiveness of the company’s Diversity and Inclusion efforts.

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For questions, please contact Meredith Benton, As You Sow, mbenton@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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